Filed by Sabra Health Care REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Care Capital Properties, Inc.

(Commission File No.: 001-37356)

The following excerpts are from the transcript of the earnings call of Sabra Health Care REIT, Inc. held on May 9, 2017.

SABRA HEALTH CARE REIT

Moderator: Talya Nevo-Hacohen

[EDITED]

May 9, 2017

10:00 am PT

Operator: Good day, ladies and gentlemen. And welcome to the Sabra Health Care REIT First Quarter 2017 Earnings Conference Call.

This call is being recorded.

I would now like to turn the conference over to Talya Nevo-Hacohen, Chief Investment Officer. Please go ahead.

Talya Nevo-Hacohen: Thank you. Before we begin, I want to remind you that we will be making forward-looking statements in our comments and in response to your questions concerning our expectations regarding our pending merger with CCP, our other acquisition and investment plans, our expectations regarding our financing plans and our expectations regarding our future results of operations.

These forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the risks listed in our Form 10-K for the year ended December 31, 2016 and in our Form 10-Q that was filed with the SEC yesterday as well as in our earnings press release included as Exhibit 99.1 to the Form 8-K we furnished to the SEC yesterday.

We undertake no obligation to update our forward-looking statements to reflect subsequent events or circumstances. And you should not assume later in the quarter that the comments we make today are still valid.

In addition, references will be made during this call to non-GAAP financial results.

Investors are encouraged to review these non-GAAP financial measures as well as the explanation and reconciliation of those measures to the comparable GAAP results included at the end of our earnings press release and the supplemental information materials included as Exhibits 99.1 and 99.2, respectively, for the Form 8-K we furnished the SEC earlier yesterday.

These materials can also be accessed in the Investor Relations section of our web site at www.SabraHealth.com.

And with that, let me turn the call over to Rick Matros, Chairman and CEO of Sabra Health Care REIT.

Rick Matros: Thanks, Talya. And thanks, everybody, for joining us this morning. And we wanted to honor Chuck Berry, the father of rock ‘n’ roll, with our on-hold song. So rest in peace.

Ready to move on now. I just wanted to make a couple of comments relative to the potential new reimbursement system from CMS. I made a lot of comments on it - or several comments on it yesterday but a couple of other points I want to make.

One of the things that CMS is contemplating in this system — which again is budget neutral on a revenue basis — is bringing back concurrent therapy. So operators will be allowed to use up to 25% of therapy revenues for concurrent therapy.

And that’s an important component because concurrent therapy is very efficient. And while the therapy revenue may be a little bit lighter, because they’ll be able to do concurrent therapy again, at least up to 25%, that will enhance margins.

So, you know, all in all you’re looking at a system that is budget neutral and can actually be enhancing to margins both because of the concurrent therapy and — as I mentioned yesterday — with having more complex nursing patients in the facilities for a longer length of stay.

Now I’ll move on to the pipeline. Our pipeline currently stands at 1 billion. And that’s inclusive of the 500 million that we included in 2017 guidance.

About 75% of the pipeline is skilled nursing or transitional care facilities and 25% is senior housing. A good chunk of that 75% on the skilled nursing side are a couple of large portfolios while the rest of the assets that we’re looking at in the pipeline are more a traditional bread-and-butter kind of deal, call it, you know, 20 million to 80 million in price.

The CCP merger is not distracting from our pursuit of these acquisitions. So I want to make that clear. We haven’t missed a step in terms of getting LOIs in by deadline. And we won’t miss a step in terms of execution of completion of those deals, assuming that we get awarded the ones that we’re most interested in.

I want to comment again on strategy. We talked a little bit about this yesterday. But our focus on expanding senior housing doesn’t change with this merger.

You know, clearly and obviously, the merger kicks up our skilled nursing exposure from the mid- to high 50 percentile to the low 70 percentile. But as we got our skilled nursing exposure down over the last six years, our intent is to do the same going forward.

You know, the merger that we discussed yesterday just has so many tremendous benefits. And as we saw with the press releases from S&P and Fitch yesterday, we will achieve our goal of having an investment grade rating. So we feel great about that.

And so - in addition to that, we’ve got our proprietary development pipeline coming in and starting to materialize the second half of this year.

So, you know, from our perspective, we’re at a better place than we’ve ever been and look forward to the merger and look forward to balancing the portfolio and start expanding asset class diversification once again.

Now, moving on to operations, our skilled transitional care, EBITDAR coverage improved sequentially from 1.52 to 1.54, again bucking trends in the space. Our occupancy improved sequentially 40 basis points to 88.6%.

Our skilled mix was down sequentially 20 basis points to 43.6%. And I would make the same comment here that I believe I made on the last earnings call. And that is, our skilled mix is so high at this point, that we’re just going to fluctuate a little bit up and down, up or down on the margin. So I don’t expect a lot more upside there given length of stay and how high it currently is.

Our senior housing EBITDAR coverage is down from 1.22 to 1.18 sequentially. And similarly there, to the comment I made on skilled mix, you know, we expect our senior housing coverage to just hover kind of around there, up or down a little bit on the margin. So we view it as very stable.

Senior housing occupancy is down 50 basis points to 88.9%. We think we’re pretty close to bottom there and we believe over the next couple of years — as we see some absorption with development slowing down — that we’ll see increases in the senior housing portfolio.

As expected, the Genesis fixed charge coverage came down sequentially from 1.24 to 1.19. And I’d remind everybody that we report a quarter in arrears and that quarter for Genesis was the quarter that was weak to them and when they missed guidance. They reported a good quarter this morning but — in terms of meeting guidance, in terms of revenue, in terms of occupancy being up.

So, you know, we expect their fixed charge coverage to sort of, again, fluctuate kind of around the margin, somewhere around that level, and - over the next couple of quarters and then expect to see some improvement going forward.

Holiday was down from 1.17 to 1.14. And we talked a little bit about Holiday yesterday. And we noted on our last earnings call that we expected Holiday coverage to slip slightly this quarter and probably the next quarter as they are going through the change in the operational model from that live-in model to the dedicated director model which is the more traditional model.

You know, and we think they’re doing a great job on execution. Also as I noted yesterday, the margins for our Holiday portfolio, the EBITDA margins, are at 40%. Occupancy is at 90%. So they’re doing really well.

And with that, I will turn it over to Harold Andrews. After Harold’s finished, we’ll go to Q&A.

Harold Andrews: Thanks, Rick.

…

This guidance excludes the impact of closing the merger with CCP or any merger costs we may incur after the first quarter of 2017. Should the merger close as expected, we expect immediate annualized accretion in excess of the 2017 outlook for normalized FFO and normalized AFFO of 14% to 18%. We also expect to provide an updated 2017 outlook after the closing of the merger. With that I guess we can go ahead and open it up to Q&A.

...

Operator:

...

We’ll take our first question from Smedes Rose from Citi.

Smedes Rose: Hi thanks. I wanted to ask you something, you mentioned yesterday and specifically if you were to include the leases that have corporate guarantees, what would your facility level coverage be versus what you show here without the - with the facilities that have corporate guarantees?

Harold Andrews: You’re talking about the merged company?

Smedes Rose: Well, if you have it both ways that would be interesting?

...

Smedes Rose: Okay, but then going forward would you continue to, I guess, present the weighted average fixed charge coverage which I think you put in 1.14 times since yesterday’s presentation?

Harold Andrews: Yes, I think that’s right. I mean, we may break that out at some level of detail, we haven’t made that decision completely yet. I think for the purposes of where we’re at today we thought it was important to give (display) to everybody what that was on an aggregated basis. You know, combining the two companies together including their assets and our assets that have significant fixed charge coverage’s so I’m not going to commit to exactly how we’re going to present it going forward because we have some more work that we needed to do there but we thought it was important to at least get that out at this point.

Smedes Rose: And I just wanted to ask you one other sort of bigger picture question. One of you - one of the reasons for acquiring CCP, you talked about a lower cost of capital, you know, especially with investment grade rating on the debt side but you know, given the negative reaction and your shares over the course of yesterday and today, I mean, what do you think - how do you think your cost of equity is changing here and, you know, at the end of the day are you going to be at the same cost of capital all in or do you think it could even be going up at this point versus where you were before you made this announcement?

Rick Matros: Yes, so I would say a couple of things Smedes. Yesterday’s activity was all arbs and you see that in these kind of deals, it’s all arb activity. We don’t know exactly what the cause of today’s activity is but - and maybe I’m a big jaded having been running public health companies for 25 years, but I’m not going to get bent over a day and a half of trading, especially when it was all arbs yesterday. We have a lot more outreach to do and a lot more education and there’s a lot of things to absorb here. So I’m not going to come to a conclusion based on this short period of time as to, you know, with the reception to the deal was. I think that’s really premature and I think if I was to do that it would be an knee-jerk reaction and I don’t make strategic decisions in that fashion. So we think that this is a really fantastic deal for all of the reasons that we articulated yesterday. Those reasons are all tangible and I think the market will get it given some period of time and particularly the one issue that seems to, you know, I guess raise the biggest concern and that’s the CCP rent coverage. As we said yesterday, we can make pretty dramatic moves there and still have AFFO accretion of close to 10% and that’s assuming that we make the most sort of extreme, take the most, actions just based on math that we would take to get the coverage up to the point where, you know, no one would really be concerned about it.

So, we have a lot of cushion there and again I’ve just been, you know, we’ll execute and the market will see it and it will absorb it and I think we’ll be fine.

Smedes Rose: Okay, thank you.

Operator: Moving on, we’ll take our next question from Chad Vanacore from Stifel.

Chad Vanacore: Good morning or afternoon actually, depending on where you are I guess. So Rick you had mentioned that maybe the price action on Sabra’s stock post-CCP merger announcement. Maybe the market is not getting something so what do you think the market is not getting that you see as value in this transaction?

Rick Matros: So yesterday as I said, yesterday was a little arb activity and it was almost what you would expect on CCP pricing pushed up and a bunch of guys shorting our stock. I mean, we traded our combined basis 13 million shares yesterday versus an average daily volume on a combined basis of 1.1 and so today we’ve only had a few hours of trading and we’re trying to understand what’s causing it. You know, we think it may be just more focused because there are more eyeballs now on the CCP portfolio relative to coverage but I don’t know if that’s a fact. So, you know, we’ll be taking more calls and trying to assess what that is but I put yesterday aside, today is a different deal and we need to figure out what’s causing the activity today.

...

Harold Andrews: Yes.

Rick Matros: Yes.

Operator: Moving on, we’ll take our next question from Rich Anderson from Mizuho Securities.

Rich Anderson: Thanks. Hi good morning out there. So, I guess part of maybe the market interpretation is when they see big accretion they think risk. And I think what you’re getting is a thousand basis points lower occupancy with CCP and you know, the coverage issues. You mentioned 20% of the combined portfolio will be below one coverage, is that correct? I just want to make sure that I have that right, that was your estimate from yesterday?

Harold Andrews: Yes, that is correct. That is - if you took the coverage today - let me - and I’ll point something out that I think is important. That 20% assumes that we’re using our 5% management fee convention in calculating that number. Previously CCP used a different, 4% convention and so you can’t compare apples to apples. Our numbers are actually worse if you will than their numbers were before and it’s still just 20% of the combined portfolio that falls below that one time.

Rich Anderson: Could you give some...

Rick Matros: As we mentioned yesterday Rich, it’s two tenants that are over half that, one that’s just about half that. So, and most of the rest are not material.

Rich Anderson: Right, say that again Rick, I missed that?

Rick Matros: There’s one tenant that’s approximately half of that 20% and then another one that’s a couple of percentage points and then after that the others are pretty, really, immaterial. So, you know addressing the issues with that one tenant, it’s critical for us and we will be focused on it and that tenant has other partners in our space as well so...

Rich Anderson: Got you.

Rick Matros: ...we’re all focused on it and I think you all...

Rich Anderson: Can you give some - can you quantify it? Is it like 0.99 or is it 0.6?

Rick Matros: What is the - it depends on what ((inaudible)). Sorry Rich, are you talking about a specific tenant or are you talking about the...

Rich Anderson: No, no, I mean like how below one is this 20%?

Rick Matros: Well, it’s across the board. Let me describe it this way, I think we can put a little context around it. If you took - to get all of those tenants back to a one time coverage, approximately 25 - it represents about $25 million of rent. So less than 5% of the combined portfolios rent and now we put all of those tenants at a one-time coverage.

Rich Anderson: All right so then you would need more than $25 million of a cut to get to a reasonable level, not just parity, but something more than that?

Rick Matros: Well, if you were to take that - let me put it to you this way, if you were to take that cut and apply it to those tenants and then look at the overall portfolio coverage, then that coverage for those assets that don’t have significant guarantees would go up to the mid 1.3 range, so around 1.35...

Rich Anderson: Okay.

Rick Matros: And then that fixed charge coverage growth it was about 1.14 which has come in around 1.2.

So when you think about it kind of, you know, less than 4% and again this is not to indicate that’s what we’re going to do so I want to make...

Rich Anderson: Right.

Rick Matros: ...it clear on that. Trying to put some math around it, if we were to adjust rents or rents were going to be adjusted by $25 million budget, again the portfolio with around 1.35 coverage and you’d have fixed charge coverage on an aggregated basis of around 1.2 times.

And let me be clear. That’s assuming you kind of resolve the issue with the 1.10 because that’s an anomaly and we are going to deal with that.

But that $25 million rent adjustment would also include getting their asset level coverage to 1 times and a couple other ((inaudible)).

(Crosstalk)

Rich Anderson: Yes, 1 - well excuse me, 1.1, that gets you to 1 times. I understand improves the portfolio overall but you still would want that 1 times to be something more than 1 times, right. I mean at the end of the day.

Rick Matros: Yes. You would Rich. But remember it’s really one tenant that’s driving half of this. So, you know, we’ll address it with that one tenant.

And this isn’t, you know, just a function of do you want to give me a series of rent cuts. We’re not necessarily going to go down that path. You know there are sales to consider as well.

And when you do those sales you’re going to get those proceeds in operators of your choice.

Rich Anderson: Okay.

Rick Matros: So there are a number of ways to look at it. It’s just not looking at it from a rent kind of perspective. I think that’s way too narrow. Looking to improve the coverage of the portfolio and as we’re doing with Genesis is if that means that we do some sales, then we do some sales.

And you - yes, I see what’s been happening, you know, with us on a standalone basis. You know as we narrow our exposure to Genesis we bring more SNF operators in of our choice, you look at our SNF stats and they’re really good.

So I would apply the same thinking now when you take a look at it and even if you were to do 25 in straight cuts which again that is not our intention so I don’t think anybody should expect that, that still does lead the deal at close to 10% accretive.

Rich Anderson: Okay. On Slide 4 of your presentation for CCP what’s the difference between SNF EBITDAR coverage and total EBITDAR coverage? Since most of the portfolio is SNFs.

Rick Matros: No. That’s the combine - on a combined basis. That’s senior housing, specialty hospitals and behavioral hospitals, all the other assets that are on a combined basis. And there’s another - there are a handful of senior housing and the behavioral hospital obviously in CCP standalone portfolio.

Rich Anderson: Okay. Okay, we can take that maybe a little bit more offline, won’t bother you here with that. Thanks very much.

Rick Matros: Thanks Rich.

Operator: And again for the phone lines if you’d like to ask a question that is star 1.

We will take our next question from Tayo Okosanya from Jefferies.

…

Rick Matros: …

I’d say similarly with the CCP portfolio their skill mix is actually really good. Their problem is really their overall occupancy. I’m just noting that on an aggregate basis. And obviously it’s different between operators.

The losers in this are going to be the more traditional mom and pop, the traditional long-term care model and that’s a big chunk of the industry. And that should provide some opportunities for other operators who want to grow and can buy assets with a lot of upside potential because they’ve potentially been undermanaged.

Now you may hear some say, you know, we still think there’s a lot of facilities in the long-term, traditional long-term care model and the Medicaid model. And I would say a couple of things to that. One, it’s market specific. So on the major metro markets I do not think that’s a good model in any of the major metro markets. And I think that’s going to continue to decline there.

In the smaller markets, the more secondary and rural markets where there’s less competition, there are less facilities, they were in the, you know, 10 mile radius, I think those models can exist for a longer period of time. And they are stable because they typically have longer length of stay, higher occupancy and lower labor costs.

However, you know, even there you have to be careful because while it’s different on a state-by-state basis on an aggregate basis the average Medicaid increases and they are across the 50 states is, you know, a percent or a percent and a half. Your costs are still going up more than that so and just got declining returns there so and that’s why I’ve always emphasized, you know, our focus on skilled mix and our focus on acquiring operators that really, you know, know how to deliver high acuity.

So that’s probably maybe a longer answer than you were looking for. But I wanted to give a broader overview.

Tayo Okosanya: Got you.

Rick Matros: Of my view of the changes.

Tayo Okosanya: Okay, that’s actually very helpful. Then the other one is more about the CCP portfolio. Again they reported but didn’t really provide the supplemental. So it’s kind of hard to kind of see what’s happening with the rent coverage in, you know, across the portfolio.

Is that something that you can discuss with us or not?

Rick Matros: So there are only a couple of things that I can say. One is we’re going to be having a discussion with them about putting out some additional information because I don’t think either one of us want to think that was the markets believe that because they didn’t put out a supplemental that implied any deterioration in their rent coverage because that is not the case.

So if you look at their rent coverage from their previous earnings and now submitting a supplemental, things did not deteriorate.

So that had nothing to do with not issuing the supplemental other than, you know, they’re the acquired target. And, you know, more often than not, you know, as you know limited information then goes out on the acquired target.

So they may make a decision to put out the supplemental just to reassure everybody that there was no deterioration for that. And we’ll have that discussion with them.

But, you know, at the end of the day it’ll be their decision. But I can say to all of you of certainty that nothing - there’s nothing in the case of any deterioration. That’s not the case.

...

Rich Anderson: So I was looking back at the transcript from the third, from the fourth quarter CCP and one of the things that they mentioned actually in response to question of mine was that the 12 or so master leases that were below one EBITDAR coverage would or 50% of that in dollar value would be above one by this time, you know, three months later. I’m just curious if that timeline is consistent with the way you’re thinking. So in other words, you know, you’re going to get maybe some sort of rent adjustment from, you know, from you guys. You’re not committing to that but whatever, some sort of event plus just the natural recovery in and of themselves from these 12 master leases. Is that still the line of thinking and if so what’s the timeline to that recovery because it doesn’t look like it now, like, they’ve indicated last quarter.

Rick Matros: So we’ve never counted on any sort of natural organic recovery when we did our analysis and we decided to do this merger. So that was never part of it. If that were to occur, you know, obviously that would be great but I think that a couple of things are going to happen from our perspective. One, as I mentioned yesterday, we were, you know, all the specific mass, we would qualitatively understand on the operator’s ((inaudible)) and we’ll start spending time with them sooner than later.

And what I mean by qualitative is because we have operating backgrounds here. Really understand what their business plans are, see what kind of feedback we can give them on those business plans, if there’s any ((inaudible)) that we can add there. Our asset management team are all operators. They’ll be spending time with them as well. We want to get a better understanding on those operators in the CCP portfolio that you have other sources of revenue that give us a comfort level on coverage regardless of what the actual facility base coverage is and just their ability to, you know, give you the check every month.

And so that’s the kind of thing that we need to look at so we can have a better qualitative assessment of whether we think that they are going in the right direction and our conclusions based on that analysis will determine the course of action that we take with those tenants.

Rich Anderson: Okay fair enough and you said a big chunk of that is a single operator. So a single operator is running a bunch of these master leases, is that right because there were 12 master leases?

Harold Andrews: Hang on one second. I think that’s right Rich. I think a lot of those - I think that one single tenant has multiple master leases...

Rich Anderson: Okay.

Rick Matros: ...so I think...

Rich Anderson: All right, thanks very much.

Operator: Moving on we’ll take our next question from Jonathan Hughes from Raymond James.

Jonathan Hughes: Hey guys thanks for taking my questions. Just one. Rick he just mentioned earlier that cap rates haven’t moved higher due to capital chasing the space but, you know, in the release this morning from CCP they just disclosed they sold $250 million of SNFs at about a 9-1/2 cap. It seems, like, that indicates they’ve moved up a little. Can you just score that with your earlier comment and maybe explain the difference of those assets?

Rick Matros: Yes so I don’t know that well enough to know why they went at a 9-1/2 cap. Prior to that announcement we haven’t seen really a change so I don’t know if that is indicative of a change or it’s specific to those assets. I would tell you that I mean we just signed an LOI for 20 Genesis assets at nine cap. So that was consistent with what we’re seeing and none of the activity in terms of the bidding process around the other 14 that we still are in the process of finalizing are higher than a nine cap. So, you know, I just don’t have enough information and there hasn’t been enough time, you know, to better understand that. But, you know, we’re not seeing that Genesis got up so I don’t know if that’s specific to that portfolio or maybe it is the beginning of some cap rate expansion.

Harold Andrews: Yes I would just add to that Jonathan that portfolio that we signed the LOI for there were multiple bidders in that same price range so it wasn’t - it was indicative of, you know, that’s where the market seems to be for those ((inaudible)).

Rick Matros: Yes that’s really, that’s an important comment so in the total process with Genesis it’s been very little differential in pricing between all those bids. It’s really been assumption of who we thought really had the ability to close, you know, what kind of ((inaudible)) documents, you know, those kinds of issues as opposed to pricing because pricing’s been really tight.

Jonathan Hughes: Okay, all right, that’s it for me, thanks guys.

...

Rick Matros: Thank you. Just a couple of things, one, we are doing an non-deal road show in Boston and New York next week so look forward to seeing some of you there and NAREIT in June. But the other comment I would make is, you know, when it comes to - so much focus it seems on some of the underperforming assets within the CCP portfolio and so I say two things. One, the majority of that portfolio does really well and it’s got really good operators.

And so in terms of the underperforming assets, we’d like, you know, we like the challenge of dealing with that. I’ve dealt - my whole career is built on dealing with that, you know, whether it’s been turnarounds or the bankruptcies I’ve done, you know, we’ve had some challenges here as we grow with Sabra that we’ve dealt with expeditiously and with positive outcomes. And so that’s an upside for us here. And, you know, as we’ve said and, you know, really the risk of I guess standing a little defensive because I don’t want to be, you know, there are so many positive attributes to this deal. And we’ve got so much room, breathing room here to address these issues and still have a deal that’s really nicely accretive on top of all the other benefits and some of which have already been realized, you know, when you look at the press releases yesterday from S&P and Fitch.

So, you know, we’re looking forward to it. We’re excited about it and we’re excited that we have a management team over at CCP that’s just fantastically cooperative, working with us and transparent with us, you know, it’s a very friendly great relationship.

So we’ll be available for additional calls, you know, please feel free. I know you guys aren’t shy. I look forward to chatting with you and seeing you on the road. Thanks very much for your time today.

Operator: And again that will conclude today’s conference. We do thank you for your participation.

END

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of Care Capital Properties, Inc. (“CCP”) with a wholly owned subsidiary of Sabra Health Care REIT, Inc. (“Sabra”). In connection with the proposed merger, Sabra intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a joint proxy statement/prospectus with respect to the proposed merger. After the registration statement is declared effective, Sabra and CCP will each mail the definitive joint proxy statement/prospectus to their respective stockholders. The definitive joint proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF SABRA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SABRA AND THE MERGER. Stockholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Sabra for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Sabra also can be obtained free of charge on Sabra’s corporate website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed with the SEC by CCP also can be obtained free of charge on CCP’s corporate website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

Participants in the Solicitation

Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information concerning the ownership of Sabra securities by Sabra’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about Sabra’s directors and executive officers is also available in Sabra’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 25, 2017 as well as its Form 10-K filed with SEC for the year ended December 31, 2016. Information concerning the ownership of CCP securities by CCP’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about CCP’s directors and executive officers is also available in CCP’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on April 7, 2017 as well as its Form 10-K filed with SEC for the year ended December 31, 2016. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Special Note Regarding Forward-Looking Statements

Certain statements contained herein, including statements about Sabra’s proposed merger with CCP, the expected impact of the proposed merger on Sabra’s financial results, Sabra’s ability to achieve the synergies and other benefits of the proposed merger with CCP and Sabra’s and CCP’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on tenant and vendor relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of Sabra’s business; the amount of debt that will need to be refinanced or amended in connection with the proposed merger and the ability to do so on acceptable terms; changes in healthcare regulation and political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect Sabra’s business can be found in Sabra’s filings with the SEC, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016 and Item 1A of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017. Additional information concerning risks and uncertainties that could affect CCP’s business can be found in CCP’s filings with the SEC, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016.

We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.